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                              July 7, 2023

       Quanzhong Lin
       Chief Executive Officer, President, and Secretary
       AiXin Life International, Inc.
       Hongxing International Business Building 2, 14th FL, No. 69 Qingyun South Ave., Jinjiang District
       Chengdu City, Sichuan Province, China

                                                        Re: AiXin Life
International, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Filed May 1, 2023
                                                            File No. 000-17284

       Dear Quanzhong Lin:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2022

       Management's Annual Report on Internal Control over Financial Reporting, page 35

   1.                                                   We note your statement
that management   s report on internal control over financial
                                                        reporting    shall not
be deemed to be filed for purposes of Section 18 of the Securities
                                                        Exchange Act of 1934,
or otherwise subject to the liabilities of that section, and is not incorporated by
reference into any filing of the Company, whether made before or after the date hereof,
regardless of any general incorporation language in such filing.    This
                                                        statement appears to
have been made in reliance on Item 308T of Regulation S-K, a special temporary
provision that is no longer in effect. Refer to SEC Release No. 33-
                                                        9142, including
footnote 15. Please confirm that the company will not include the statement in future
filings, or advise why the current language is appropriate.
       General
 Quanzhong Lin
AiXin Life International, Inc.
July 7, 2023
Page 2
2. We note that your registration statement on Form S-1 (File No. 333-268190) is currently under review, and we have issued a number of comments on your China-related disclosures. Please confirm to us in writing that you will include in future Exchange Act filings all applicable China-related disclosures that you have included, or will include, in your registration statement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Patrick Kuhn at (202) 551-3308 or Abe Friedman at (202) 551-8298 if
you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Dietrich King at (202) 551-8071 with any other questions.



FirstName LastNameQuanzhong Lin                                 Sincerely,
Comapany NameAiXin Life International, Inc.
                                                                Division of
Corporation Finance
July 7, 2023 Page 2                                             Office of Trade
& Services
FirstName LastName